UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

18 April 2006

Commission file number: 1-14824

TNT N.V.

Neptunusstraat 41-63
2132 JA Hoofddorp
The Netherlands
(address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

FORM 20-F ☒         FORM 40-F ☐

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b)
under the Securities Exchange Act of 1934.)

YES ☐          NO ☒

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2 (b): N/A)

Explanatory note

This report Form 6-K contains the following press releases:

Level playing field a justified condition for postal market liberalisation, 13 April 2006

TNT N.V. - Buyback of ordinary shares / Proposed cancellation, 14 April 2006

13 April 2006

Level playing field a justified condition for postal market liberalization

Amsterdam, 13 April 2006 - TNT has taken note of the Dutch government's decision to fully liberalise the postal market in the Netherlands in 2008, on the condition that there is a level playing field at that time and that a solution has been found for the present VAT issue in the British and German postal markets and for other issues.

Peter Bakker, CEO of TNT says, "It's good that the government recognises that there is no level playing field right now and that this is a precondition for further liberalisation of our domestic postal market. We hope that the Cabinet can help towards removing the obstacles in other countries. TNT remains in favour of liberalisation of the postal market. Liberalisation, together with a level playing field, has already led to the provision of high quality postal services for a low price in the Netherlands, and would provide TNT with ample opportunity for foreign growth as well."

The European Commission has started an infringement procedure against, amongst others, Germany and the United Kingdom on the application of VAT in postal services, which it views as hindering competition. But the VAT issue is not the only obstacle to a level playing field; there are more impediments that need to be removed. Meanwhile competitors are establishing quite a foothold in the Netherlands, whereas TNT is not offered the same opportunities abroad. On the other hand, the Dutch postal market is among the most open markets in Europe.

TNT N.V. provides businesses and consumers worldwide with an extensive range of services for their mail and express delivery needs. Headquartered in the Netherlands, TNT offers efficient network infrastructures in Europe and Asia and is expanding operations worldwide to maximize its network performance. TNT serves more than 200 countries and employs over 128,000 people (over 163,000 people including the division Logistics which is intended to be divested). For 2005 the company reported € 10.1 billion in revenues (€ 13.6 billion including Logistics). TNT N.V. is publicly listed on the stock exchanges of Amsterdam, New York and Frankfurt. TNT recognizes its social responsibility, and has formed partnerships with the United Nations World Food Programme and the United Nations Environmental Programme to fight hunger and pollution in the world. More information about TNT can be found on its website http://group.tnt.com

14 April 2006

TNT N.V. - Buyback of ordinary shares / Proposed cancellation

Further to the share buyback program announced on 6 December 2005, TNT N.V. announces that:

- on April 13, 2006, it purchased 410,000 TNT N.V. ordinary shares at an average price of euro 28.6873 per share,

- during the period from December 6, 2005 until and including April 13, 2006, it purchased 36,221,625 TNT N.V. ordinary shares at an average price of euro 27.1565 per share,

- the total amount of the share buyback until and including April 13, 2006 therefore amounts to 98.4% of the announced euro 1 billion, and

- in accordance with Article 16 of the Articles of Association, the Board of Management proposes, with approval of the Supervisory Board, that the General Meeting of Shareholders, to be held on Thursday 20 April, 2006, resolves to r! educe the issued capital through cancellation of 36,221,625 TNT N.V. ordinary shares repurchased in respect of the share buyback program.

TNT N.V. provides businesses and consumers worldwide with an extensive range of services for their mail and express delivery needs. Headquartered in the Netherlands, TNT offers efficient network infrastructures in Europe and Asia and is expanding operations worldwide to maximize its network performance. TNT serves more than 200 countries and employs over 128,000 people (over 161,000 people including the division Logistics which is intended to be divested). For 2005 the company reported € 10.1 billion in revenues (€ 13.6 billion including Logistics). TNT N.V. is publicly listed on the stock exchanges of Amsterdam, New York, and Frankfurt. TNT recognizes its social responsibility, and has formed partnerships with the United Nations World Food Programme and the United Nations Environmental Programme to fight hunger and pollution in the world. More information about TNT can be found on its website http://group.tnt.com.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TNT N.V.

By: /s/ Pieter Schaffels

Name: Pieter Schaffels
Title: Group Media Relations Director

Date: 18 April 2006